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[CRSS LETTERHEAD]                                                      EXHIBIT 3

NEWS RELEASE

                                  CONTACTS

            AMERICAN TRACTEBEL:                         CRSS:
            PHILIPPE VAN MARCKE                         BRUCE WILKINSON
            212/751-6333, ext. 16                       713/552-2324
            GARY GREENBLATT                             BILL GARDINER
            212/751-6333, ext. 15                       713/552-2160

FOR IMMEDIATE RELEASE

AMERICAN TRACTEBEL CORPORATION TO ACQUIRE CRSS INC.
THROUGH TENDER OFFER

NEW YORK CITY; HOUSTON, May 17 - American Tractebel Corporation has entered into a merger agreement with CRSS Inc. (NYSE: CRX) providing for American Tractebel through a wholly-owned subsidiary to acquire CRSS through a cash tender offer. The tender offer will commence promptly for all shares of CRSS at a cash price of $14.50 per share, to be followed by a cash merger at the same price for shares not tendered. The expiration date of the offer will be twenty business days following the commencement, unless the offer is extended. Including all outstanding options, CRSS has approximately 14.2 million shares outstanding.

Purchase of shares pursuant to the tender offer will be subject to not less than a majority of the outstanding shares on a fully diluted basis being validly tendered and not withdrawn prior to the expiration date of the offer. In addition, the offer is subject to usual and customary conditions, including expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Exon-Florio Amendment.

The tender offer and subsequent cash merger were approved by the Board of Directors of CRSS by unanimous vote of the directors present. The CRSS Board determined that the terms of the offer and merger are fair to, and in the best interests of CRSS shareholders and recommends that existing shareholders tender their shares.

CRSS is a leading developer and operator of independent power and industrial energy facilities. CRSS has developed primarily domestic energy projects that represent a total capital investment of approximately $823


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CRSS Inc.
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million and produce combined electrical and thermal energy in excess of 1,340 equivalent megawatts for utility and industrial customers.

Commenting on the announced acquisition, Philippe van Marcke, President of American Tractebel, states, "We are delighted to have the opportunity to significantly increase our North American assets through CRSS' impressive list of existing projects and projects under development. The acquisition will allow a very experienced management and development team and highly skilled staff to join us in our efforts within our industrial market niche."

Bruce Wilkinson, Chairman and Chief Executive Officer of CRSS, said, "We are extremely pleased that a merger agreement has been reached with American Tractebel. This is an outstanding value for our shareholders. Our entire management team is enthusiastic about becoming part of the Tractebel organization."

American Tractebel Corporation, based in New York, is an owner, operator and developer of independent power generation projects in the United States and Canada. American Tractebel Corporation is a subsidiary of Powerfin S.A. which is the worldwide developer of independent electricity and gas projects for the Tractebel Group, a Brussels-based major industrial group. Tractebel Group's activities throughout the world include generation, transmission and distribution of electricity, transportation and distribution of natural gas as well as communications, engineering, technical installations and services to the community, water treatment, environmental services and real estate.

Goldman, Sachs & Co. are acting as Dealer Managers of the tender offer.